[ARMOR HOLDINGS, INC. LOGO]
                                                           FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
COMPANY CONTACT:                                   INVESTOR RELATIONS CONTACT:
Jonathan M. Spiller                                Rich Schineller/Victor Shalom
President and Chief Executive Officer              Morgen-Walke Associates, Inc.
Armor Holdings, Inc.                               rschineller@morgenwalke.com
904.741.5400                                       212.850.5600
www.armorholdings.com

                                                   PRESS CONTACT:
                                                   Jennifer Gery
                                                   Morgen-Walke Associates, Inc.
                                                   jgery@morgenwalke.com
                                                   212.850.5600

               ARMOR HOLDINGS TO RESTATE ITS FINANCIAL STATEMENTS
            FOR THE 6 MONTH PERIOD ENDED JUNE 30, 1999 WITH NO EFFECT
              ON EARNINGS PER SHARE - ACCOUNTING TREATMENT OF MOST
               RECENT ACQUISITION CHANGED FROM POOLING TO PURCHASE

                COMPANY EXPECTS TO MEET THIRD QUARTER OBJECTIVES

JACKSONVILLE, FL - OCTOBER 18, 1999 - ARMOR HOLDINGS, INC. (NYSE: AH) announced today that it is restating its financial results for the first and second quarters of 1999 to reflect the acquisitions of Alarm Systems Holding Company and Fire Alarm Service Corporation as purchases. On June 30, 1999, the Company completed these acquisitions as poolings of interests and reported them as such in its Form 10Q for that period. The Company's earnings per share for the first and second quarters of 1999 will not be affected by this change.

As is customary in connection with acquisitions of this nature and consistent with the Company's past practice in pooling transactions, the Company requested and obtained advice in advance of closing from its independent auditors that the proposed transactions qualified for pooling treatment. Subsequent to the closing of the transactions, it was determined that the transactions may not qualify for pooling treatment because the Company had not formally and publicly rescinded the authorization previously given by its Board of Directors to repurchase up to $10,000,000 of the Company's common stock. No shares of the Company's stock were ever repurchased under such repurchase program. As a result, the Company is restating its financial statements to record these two acquisitions as purchases.

Jonathan M. Spiller, President and Chief Executive Officer of Armor Holdings, Inc., said, "The pooling rules are very complex, and subject to interpretation. Had we known that the pooling rules required the stock repurchase program to be formally and publicly rescinded, we would have taken that simple step prior to the closing of the transactions."

"That said, however, the adjustments are all of a non-cash nature and will not have an adverse impact on our performance. While our revenue for the six month period ended June 30, 1999 decreases by approximately $6.0 million, our forward revenue run rate is unaffected. The Company still expects to meet its third quarter objectives," Mr. Spiller continued, "and we continue to pursue strategic acquisitions."

                                    - MORE -

Restated earnings per share on a diluted basis for the six month period ended June 30, 1999, before the non-recurring gain from the sale of the Company's equity in Mace Security International and merger-related and integration expenses are $0.29 per share, unchanged from the $0.29 per share prior to the restatement. Reported earnings per share on a diluted basis after the non-recurring gain and the merger-related and integration expenses are $0.29 after the restatement, unchanged from the $0.29 as previously reported. Reported revenues are $65,751,000 for the six month period after the restatement, compared to $71,711,000 as previously reported

Restated earnings per share on a diluted basis for the three month period ended June 30, 1999 before merger-related expenses and other income are $0.15 per share, unchanged from the $0.15 per share reported prior to the restatement. Reported earnings per share on a diluted basis after the non-recurring gain and the merger-related and integration expenses are $0.14 after the restatement, compared to $0.13 as previously reported. Reported revenues are $38,911,000 for the period after the restatement compared to $41,916,000 as previously reported.

Restated earnings per share on a diluted basis for the three month period ended March 31, 1999 are $0.14 per share, unchanged from the $0.14 per share prior to the restatement, both of which are before the non-recurring gain from the sale of the Company's equity in Mace Security International. Reported earnings per share on a diluted basis, after the non-recurring gain, are $0.16 after the restatement, unchanged from the $0.16 previously reported on Form 10Q for the first quarter. Reported revenues are $26,840,000 after the restatement, unchanged from the $26,840,000 as previously reported in Form 10Q for the period ended March 31, 1999.

As a result of these changes, the Company's Shareholders' Equity increased from $146.5 million to $159.7 million, with an increase in goodwill of $13.4 million

ABOUT ARMOR HOLDINGS

Armor Holdings, included in FORTUNE magazine's list of "America's 100 Fastest Growing Companies" in 1999, is a leading global provider of security risk management services to multi-national corporations and governmental agencies through its ArmorGroup Services division. Armor Holdings is also a leading manufacturer of security products for law enforcement personnel around the world through its Armor Holdings Products division. ArmorGroup Services provides sophisticated security planning and risk management, electronic security systems integration, consulting and training services, as well as intellectual property asset protection, business intelligence and investigative services. Armor Holdings Products manufactures and sells a broad range of high quality branded law enforcement equipment. Such products include ballistic resistant vests and tactical armor, less-than-lethal munitions, anti-riot products and narcotic identification kits.

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to financial performance, the execution of acquisition strategies, the expansion of product lines and the increase of distribution networks and product sales. Armor Holdings, Inc.'s actual results could differ materially from those discussed in such forward-looking statements based on a variety of factors including, but not limited to, the actions of current and potential new competitors, changes in technology, adoption of new laws and regulations, the nature and amount of the Company's revenues and expenses and overall economic conditions. Other risks are reflected in the Company's filings with the Securities and Exchange Commission.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                           JUNE 30,          DECEMBER 31,
                                                             1999                1998
                                                           --------          ------------
                                                         (UNAUDITED)               *
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                23,143                6,789
    Accounts receivable (net of allowance for
      doubtful accounts of $1,544 and $1,380)                32,089               21,363
    Inventories                                              14,133                9,103
    Prepaid expenses and other current assets                 9,587                5,910
                                                          ---------            ---------
        Total current assets                                 78,952               43,165

PROPERTY, PLANT AND EQUIPMENT (net
  of accumulated depreciation of $4,704 and
  $4,172)                                                    15,946               12,173

GOODWILL (net of accumulated amortization
  of $2,322 and $1,577)                                      77,695               25,820

REORGANIZATION VALUE IN EXCESS
  OF AMOUNTS ALLOCABLE TO
  IDENTIFIABLE ASSETS (net of accumulated
  Amortization of $2,688  and $2,513)                         1,387                1,562

PATENTS AND TRADEMARKS (net of
  Accumulated amortization of  $919 and $728)                 6,755                7,180

OTHER ASSETS                                                  5,972                4,453
                                                          ---------            ---------
TOTAL ASSETS                                              $ 186,707            $  94,353
                                                          =========            =========

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

ARMOR HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                             JUNE 30,       DECEMBER 31,
                                                               1999             1998
                                                             --------       ------------
                                                            (UNAUDITED)          *
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term debt                                           $    290         $  5,041
    Current portion of long-term debt and capitalized
      lease obligations                                            868              433
    Accounts payable, accrued expenses and other
       current liabilities                                      22,981           13,325
                                                              --------         --------
        Total current liabilities                               24,139           18,799

MINORITY INTEREST                                                  118              108
LONG-TERM DEBT AND CAPITALIZED LEASE
  OBLIGATIONS, less current portion                              2,800              344
                                                              --------         --------
   Total liabilities                                            27,057           19,251

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value, 5,000,000 shares
    authorized; 0 shares issued and outstanding                      -                -
   Common stock, $.01 par value; 50,000,000 shares
     authorized; 24,142,500 and 16,497,808 issued and
     23,871,772 and 16,227,080 outstanding                         244              165
    Additional paid-in capital                                 145,186           65,408
    Cumulative comprehensive income excluded from
       net income, net of tax                                   (1,458)            (574)
    Retained earnings                                           18,994           13,419
    Treasury stock                                              (3,316)          (3,316)
                                                              --------         --------
       Total stockholders' equity                              159,650           75,102
                                                              --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                                                     $186,707         $ 94,353
                                                              ========         ========

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

ARMOR HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  THREE MONTHS ENDED         SIX MONTHS ENDED

                                                 JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                   1999         1998         1999         1998
                                                 --------     --------     --------     --------
REVENUES:

  Services                                       $12,847      $11,905      $25,662      $23,705
  Products                                        26,064       10,928       40,089       18,763
                                                 -------      -------      -------      -------
Total Revenues                                   $38,911      $22,833      $65,751      $42,468
                                                 -------      -------      -------      -------
COSTS AND EXPENSES:
  Cost of sales                                   23,195       15,826       39,485       29,427
  Operating expenses                              10,176        3,935       16,669        7,238
  Amortization                                       656          482        1,035          861
  Equity in earnings of  investees                   (26)        (169)        (166)        (324)
  Integration and other non-recurring charges        646           --          646           --
  Interest (income) expense, net                      (6)        (198)         (50)        (440)
                                                 -------      -------      -------      -------
OPERATING INCOME                                   4,270        2,957        8,132        5,706

Other income                                         303           --          816           --
                                                 -------      -------      -------      -------
INCOME BEFORE PROVISION
FOR INCOME TAXES                                   4,573        2,957        8,948        5,706

PROVISION  FOR INCOME TAXES                        1,738        1,122        3,373        2,097
                                                 -------      -------      -------      -------
NET INCOME APPLICABLE TO
  COMMON SHAREHOLDERS                            $ 2,835      $ 1,835      $ 5,575      $ 3,609
                                                 =======      =======      =======      =======
BASIC EARNINGS PER SHARE                         $  0.14      $  0.11      $  0.31      $  0.22
                                                 =======      =======      =======      =======
DILUTED EARNINGS PER SHARE                       $  0.14      $  0.11      $  0.29      $  0.21
                                                 =======      =======      =======      =======
WEIGHTED AVERAGE SHARES - BASIC                   20,082       16,144       18,205       16,089
                                                 =======      =======      =======      =======
WEIGHTED AVERAGE SHARES - DILUTED                 20,839       17,034       19,087       16,949
                                                 =======      =======      =======      =======


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